EXHIBIT 99.3

Report to Shareholders
Quarter Ended June 30, 2014

Recent Highlights

•  KSM’s Environmental Assessment Application approved by British Columbia
•  2014 drill program underway at KSM – focused on extending Deep Kerr and discovery of additional core targets
•  Agreements signed with Nisga’a Nation and Gitanyow Wilps regarding KSM Project
•  $13.8 million flow through financing completed

KSM Environmental Assessment Application gets “thumbs up” from Province and “all-clear” in Federal Report

On July 30, 2014 the British Columbia Environmental Assessment Office (“BCEAO”) advised Seabridge that its Application for an Environmental Assessment Certificate for its KSM Project has received final approval from the British Columbia Ministers of the Environment and Energy and Mines. The Ministers, in their decision, concluded that the construction, operation and decommissioning of the KSM Project are not likely to result in significant adverse effects.

The decision confirms that KSM is a well-designed, environmentally responsible project which is technically feasible and offers significant economic benefits to both British Columbia and Canada. This decision also affirms the value of extensive public consultation early in the environmental assessment process which helped Seabridge understand the cultural, social, environmental and economic context of the KSM Project.

The KSM Project has been undergoing a joint harmonized federal-provincial environmental assessment review as outlined by the British Columbia Environmental Assessment Act and the Canadian Environmental Assessment Act. On July 21, 2014, the Canadian Environmental Assessment Agency (CEAA) released its final Comprehensive Study Report for the KSM Project which concluded that “the KSM Project is not likely to cause significant adverse environmental effects taking into account implementation of the mitigation measures described in the report.” The report has been posted on the CEAA website for a 30-day public comment period, after which the Federal Minister of Environment will decide whether to approve the KSM Project. Seabridge expects the Federal Minster’s decision in the fall.

2014 KSM drill program underway – Goal is to find an additional core zone while expanding Deep Kerr resource

Exploration drilling has begun at its wholly-owned KSM project in Northwestern British Columbia, Canada. The primary focus of the program is to expand the 515 million tonne inferred resource averaging 0.53% copper and 0.36 g/T gold found last year at Deep Kerr and also increase its average grade. The second objective is to test several more identified and highly prospective core zone targets which have the potential for large, high grade deposits similar to Deep Kerr, including the Iron Cap deposit at depth.

The discovery of Deep Kerr confirmed the existence of higher grade core-zone-style mineralization at KSM. The last drill holes completed in 2013 at Deep Kerr, located on the north end of the deposit, were some of the widest and richest to date. One of the priority targets for 2014 is to determine the northern extension of the deposit with step-outs that could extend the strike of Deep Kerr by several hundred meters.

Ongoing analysis of the data from the original Kerr deposit suggests the potential for an eastern limb to Deep Kerr which has not been intersected in drilling to date. Geophysical surveys from 2011 indicated that the eastern part of the Kerr system contained rocks with physical properties similar to the Deep Kerr zone. This interpretation also appears to be supported by the new MT surveys. An eastern extension of Deep Kerr is therefore a second target for this year’s program.

A third target at Deep Kerr is derived from mineralogical data which points to the potential for greater concentrations of bornite, a mineral with higher copper content, below the limits of last year’s drilling. This target remains a priority for testing.

Drilling below the Iron Cap deposit in 2012 and 2013 attempted to test the downward plunge of the deposit for higher grade gold-copper core zone mineralization. Promising results were obtained in these drill holes, particularly IC-13-49, which returned 261.4 meters of 0.40% copper and 1.09 g/T gold. Iron Cap is currently designed as an underground block cave mine, sitting about 1000 to 1200 meters laterally from the access tunnels designed for the KSM project.  Extending this deposit down plunge into higher grade gold and copper zones would significantly improve the Iron Cap deposit with little change to the KSM project design.

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Agreements with Nisga’a Nation and Gitanyow Wilps further enhance Seabridge’s social license at KSM

In June, Seabridge entered into a comprehensive Benefits Agreement with the Nisga’a Nation, the only Treaty nation involved in the KSM environmental assessment process. The Benefits Agreement establishes a long-term co-operative relationship between Seabridge and the Nisga’a Nation under which the Nisga’a Nation will support development of the Project, participate in economic benefits from the Project and provide ongoing advice. The Agreement includes commitments by Seabridge regarding jobs and contracting opportunities at the KSM Project, education and training, financial payments and a framework for working together on ongoing development matters. This comprehensive agreement also addresses concerns expressed by the Nisga’a Nation around the potential environmental and social impacts of the KSM Project.

Commenting on the Benefits Agreement, Mitchell Stevens, President of Nisga’a Nation, said that "we appreciate Seabridge's open and direct approach to working with the Nisga'a Nation.  They began consulting with us very early on in the development of the KSM Project design. They listened to our concerns and took them seriously. They have been very responsive to our concerns around the environmental and social impacts of the project on Nisga'a Treaty interests.  As well, Seabridge has demonstrated a real willingness to assist the Nisga'a Nation in creating genuine economic opportunities and building the capacity of Nisga'a citizens.”

The Nisga’a Benefits Agreement will remain in effect throughout the life of the KSM Project and will apply to future partners in the Project.

Also in June, Seabridge entered into an agreement with the Gitanyow Wilps represented by the Gitanyow Hereditary Chiefs Office whereby Seabridge has agreed to provide funding for certain programs relating to wildlife, fish and water quality monitoring to address some of the concerns raised by the Gitanyow, as well as for a committee to establish a means of maintaining communications about KSM Project related issues.

The Gold Market: The Return of Western Demand?

Please note that the following information expresses the views and opinions of Seabridge Gold management and it is not intended as investment advice. Seabridge Gold is not licensed as an investment advisor.

It is now commonplace for gold market analysts to comment on the extraordinary movement of physical gold from west to east. There is no question that Asian demand has increased sharply as the price has fallen over the past two years and it is not difficult to trace the movement from London vaults (via U.K export data) to Switzerland for refining and re-export (thanks to the Swiss for beginning to publish gold import-export data) on to Hong Kong.

We do not doubt that this run on western gold supplies will, in time, generate a higher price for gold as demand exhausts supply at the current price, not to mention the increasing potential for a tightening market to expose re-hypothecated or unallocated holdings which are not available when delivery is requested. Fractional bullion banking must be at least as fractional as dollar banking, or why would bullion banks exist?

But those who wait for Asian demand to trip the wire of a gold market eruption may be frustrated by the opaque nature of the market and the inclination of Asians to buy low. There are reports that China is developing other channels that are not as measurable as Hong Kong to Shanghai; Indian demand is largely unknowable as import duties have driven many imports underground; central banks list their gold as “gold and gold receivables”, thereby obscuring what they really own and hold; and the large paper gold markets continue to hide real trends and provide cover for those who need it.

We are looking to the west for the next big move up in gold; that’s where the last one came from. Western selling is what drove the price down and we think western buying, which is less price-sensitive than Asian, may take gold to the next new high.

The Western Investment Thesis 2009-2011
Western investors travel in packs and follow a consensus view of reality. In 2009, following the near death experience of financial collapse, the Federal Reserve was seen as the savior. The accepted view was that Fed liquidity saved the financial system and Quantitative Easing turned around the economy and the financial markets. Of course, there is no way to prove this and, in fact, John Hussman argues persuasively that the financial markets turned the very day that the Federal Accounting Standards Board removed the requirement for banks to mark asset values to market. But perception is reality, at least on this issue. As Robert Prechter has noted, investors are predisposed to a naïve belief in the existence of “potent directors”…people in authority who understand what is happening, know what to do and have the power to do it. For investors, that was the Fed.

The Fed dropped short term rates to zero and flooded the system with dollar liquidity world-wide through more than a dozen different market-supporting programs. They launched QE on a massive, unprecedented scale and promised that it would generate economic recovery. They stated unequivocally that they were ready to do more if needed. And the markets believed them. Western investors decided to get back into financial assets but they also reasoned that QE, zero interest rates and economic growth would generate consumer price inflation so investors also went into gold and commodities. A growing threat of sovereign default and bank failures in Europe contributed to gold’s luster. Headlines proclaimed that the Euro would die. Meanwhile, U.S. GDP figures began to climb and there were reported sightings of “green shoots” everywhere. Gold hit US$1921 in September, 2011.

The Investment Thesis Turns
By 2011, confidence was on the mend. Corporate profits were rising and stocks were performing well. The economic recovery was slow but the Fed was back with more stimulus and surely that would work. Investors were asking: “Where’s the inflation?” Of course, they meant consumer price inflation and there wasn’t much. Central banks were fretting about deflation. By 2012, many economists were declaring that inflation was dead and the Fed wouldn’t let it happen anyway. Elaborate theories arose to explain why money printing did not cause inflation. Meanwhile, the European situation strangely vanished after European Bank Chairman Draghi said in September, 2012 that he would do “whatever it takes” without saying exactly what that meant or actually doing anything at all. Did he actually have the authority to do whatever it was? Investors didn’t care. European sovereign debt yields collapsed, bank shares recovered and the Euro was saved. A Greek default proved to be just a minor inconvenience.

Risk got a green light. In this environment, investors began to question why they needed gold. Bullion banks led the way, building a huge short position on COMEX. They understood that investor psychology was shifting and that gold was vulnerable. They saw a profit opportunity and they grabbed it. Two enormous raids in April, 2013 broke the back of the gold market, triggering immense liquidation by Western investors. More than 900 tonnes of gold were sold from ETFs alone in less than a year. Sentiment was crushed to the lows of 2000 and analysts competed to publish the lowest price target…$1050, $1000, $850. Gold stocks were decimated. By December, 2013, gold appeared to have double bottomed at $1180.

To us, there is little doubt that there was some for-profit manipulation involved in the gold price decline but the key factor, in our view, was that western investors were predisposed to sell gold because of rising confidence, low CPI inflation and the perception of better opportunities elsewhere, especially in equities. The new refrain was TINA…There Is No Alternative (to stocks).

By 2014, western investors had concluded that stocks only go up. The shock of 2008 had been forgotten. There has not been a 10% correction in 33 months. Bullish sentiment has reached new record highs. More loss-making IPOs are coming to market than ever before. Credit spreads have hit new lows. So-called covenant-lite loans are back offering little or no protection to investors reaching for yield, lending to poor quality companies with weak balance sheets. Corporations are borrowing record amounts but for share buybacks at the high, re-financings and acquisitions, not capital spending. Credit market debt is up from 2007; overall leverage is greater than ever.

The Thesis May Be about to Change, Again
Essentially, there are three pillars holding up the existing investment consensus. The first is that the U.S. economy is entering a period of self-sustaining, accelerated economic growth, so-called “escape velocity”, which enables the Fed to remove stimulus and return to more normal monetary policy, meaning the end of QE and an increase in short term interest rates, without killing the economy or financial markets. The second pillar is that inflation is not, and never will be, a problem; in fact, a little more inflation would be a good thing, according to the Fed. Behind these two stands the third and most important pillar, the illusion of Fed infallibility, the illusion that the Fed is all-powerful and knows what it is doing.

In previous reports, we have made the case that economic growth will continue to disappoint, that it will not return to historic rates because the burden of debt is too great and yet continues to grow while savings and investment languish. About 80% of U.S. corporate profits last year went to share buybacks and dividends, driving CEO pay but not innovation and productivity. As David Stockman notes on his site (http://davidstockmanscontracorner.com):“CapEx has been running flat for 14 years. The compound growth rate of real plant and equipment spending is less than 1% since 2000 and is still 5% below its 2007 interim peak. There is nothing remotely this dismal during any extended period in modern history.” Instead, investment capital has increasingly been drawn into short term speculations that only make sense in a zero interest rate environment.

Economic reality should come home to roost later this year. The Fed has already reduced its 2014 growth forecast twice this year. Nonetheless, the Fed is tapering its QE program to zero on the assumption that escape velocity is just around the corner. Make no mistake about it…tapering is tightening. In our view, the Fed is concerned about the impact of the liquidity it has created and wants to tighten. We agree with Pater Tenebrarum of acting-man.com (August 8, 2014) that if investors actually begin to anticipate the next step—higher short term interest rates—“financial markets may well discount the coming liquidation of unsound investments and unsound debt in advance. Given how extremely extended and over-leveraged the markets in stocks and corporate debt are, and for how long volatility has been suppressed, it would not surprise us at all if the initial downturn were to include a crash.”

On the other hand, if the Fed is unable to tighten further, as we expect, markets will become increasingly concerned about inflation. “Inflation is already rising faster than the Federal Reserve’s 2% target and presents a near-term challenge to the central bank,” wrote legendary economist Martin Feldstein on June 9, 2014 in The Wall Street Journal. Feldstein, now an economics professor at Harvard University, said “the key to the future” is how the Fed will respond if prices continue above its 2% annual target. “A misinterpretation of labor-market slack, and a failure to create a positive real federal-funds rate, could put the economy on a path of rapidly rising inflation,” Feldstein wrote. Feldstein said the Fed’s rhetoric on inflation makes him worry that the central bank “may not react quickly and aggressively enough if inflation continues to rise above 2%.” His views were greeted with derision. On June 18, 2014, Janet Yellen dismissed inflation as an issue, saying that “we should be worrying about inflation undershooting our goal.”

The real measure of inflation is the money supply and that has been inflating rapidly. Consumer price inflation is a symptom of monetary inflation, which looks like this (from acting-man.com):

Those who were looking for inflation in 2011, and finding none sold gold, were looking in the wrong place. Inflation does not start everywhere at once and it does not hit everything equally. The Fed’s newly-printed money went first into the financial markets because those who had early access to that money did not need it to purchase the necessities of life.

The roaring inflation of the late 1970s began a decade earlier with the decisions to fight a war on poverty and a war in Vietnam at the same time, without raising taxes. The inflation that is now swelling gently into view has its origins in Fed policy, particularly the policies of reflation after the financial collapse of 2008. The amount of monetary and fiscal stimulus already injected into the system is more than enough to push inflation well beyond 1970s levels. All that is needed is for markets to understand that the excess money cannot be put back into the Fed bottle.

The Three Stages of Inflation
Ludwig von Mises explained that there are three phases to monetary destruction.  Murray N. Rothbard summarizes von Mises’ explanation in his Mystery of Banking, Chapter V (The Demand for Money, 68-72).

In phase one, the monetary authorities inflate the currency, but the public expects that prices will not rise or may actually fall, so they withhold their spending, which is the same thing as saying that they increase their demand to hold money. This is where we have been for the past six years with central banks supporting this view by focussing on the threat of deflation. Prices may actually drop during this period of monetary inflation, which seems paradoxical but actually is explained by proper theory. The demand to hold money rises faster than the supply printed by the monetary authorities.

Phase one may last a long time, but eventually the demand to hold money abates and prices are seen to rise, gently at first but more robustly as time progresses. In our view, this is where we are now. In this second phase, the public comes to believe that prices are not going to fall and that they actually will continue to rise. Therefore, they begin spending more to purchase goods before the inevitable increase in prices. In this phase, even if the monetary authorities shrink the money supply, a most unlikely event, prices can still rise, because the demand to hold money is falling too fast.  Again, the public’s belief that prices will continue to rise becomes self-fulfilling. Price increases in phase two come faster and faster, as more and more people accelerate their spending to thwart the falling purchasing power of their money.

Phase two morphs into phase three when people lose all confidence in the future purchasing power of their money and the demand to hold money goes to zero. People wish to exchange their money for any vendible commodity. The panic feeds on itself. This is what Mises calls the “crackup boom”, because there is a flurry of buying as everyone tries to exchange money for goods.

The Fed is already way behind the upward arc of inflation. Steve Saville at Speculative-Investor.com (August 6, 2014) has created the following chart comparing the Fed Funds Rate (FFR) target set by the Fed with the Future Inflation Gauge (FIG). The Future Inflation Gauge, calculated monthly by the Economic Cycle Research Institute (ECRI), is designed to lead the CPI by about 11 months.

As this chart shows, the Fed is keeping rates well below the FIG just as it did in 2002-2004; that decision was the fuel for the real estate investment bubble which set the stage for the collapse of 2007-2009, a collapse which was triggered in large part by the Fed’s far too late effort to catch up to commodity inflation by raising rates. We agree with Saville that the Fed has likely learned from this that raising rates is dangerous and should be avoided. As Saville notes, a better lesson would be that excess liquidity which creates bubbles should be avoided, but it is already too late for that lesson. Judging by the FIG, higher inflation should be visible in the CPI by year end. We believe the US economy is clearly moving into von Mises’ second stage of inflation.

The Case for Western Demand for Gold
In our view, the U.S. economy is approaching a series of crucial inflection points by the end of this year. All three pillars of the current investment consensus appear to us to be at risk. The answers to the following questions will determine the future credibility of the Fed, Prechter’s potent directors. Will economic growth once again fail to achieve escape velocity? Will inflation become an accepted fact? As QE ends, will the Fed signal further tightening or not? If, as we expect, growth falters, inflation accelerates and the Fed does nothing, we think western investors will jump back into gold with both feet. And if the Fed opts for more stimulus? Hang on to your hat.

Financial Results

During the three month period ended June 30, 2014 Seabridge posted a net loss of $3.8 million ($0.08 per share) compared to a loss of $5.7 million ($0.13 per share) for the same period last year. During the 2nd quarter, Seabridge invested $6.3 million in mineral interests, primarily at KSM and Courageous Lake, compared to $8.2 million during the same period last year. At June 30, 2014, net working capital was $18.7 million compared to $30.2 million at December 31, 2013.

Subsequent to the quarter ended June 30, 2014, Seabridge strengthened its balance sheet by completing a $13.8 million flow through bought-deal financing consisting of 1.15 million shares at a price of $12.00 per share (a 23.5% premium to the closing price on the TSX the day the financing was announced). The gross proceeds from the financing will be used to fund an increased exploration program at the Company's 100% owned KSM Project in northwestern British Columbia.

On Behalf of the Board of Directors,

Rudi P. Fronk
Chairman and Chief Executive Officer
Toronto, Canada
August 12, 2014